Exhibit 99.1

News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:
    Neptune Announces Positive Results of Risk-Benefit and Health-Economics
    Analysis Study for NKO(TM) in the Treatment of Dyslipidemia

    LAVAL, QC, Aug. 2 /CNW Telbec/ - Neptune Technologies &
Bioressources Inc., (TSX.V: NTB), "Neptune" is pleased to announce significantly positive results after the completion of a population-based risk-benefit and a health-economics analysis study for Neptune Krill Oil
(NKO(TM)) in the management of dyslipidemia. The health-economic analysis was based on the 2003 hyperlipidemia study, a randomized, placebo controlled, clinical trial in which 90 patients who were either newly diagnosed, never treated for high cholesterol or using statins for at least 6 months, without effect, at the time of study initiation and concurrently with the study treatment.
    The analysis was conducted between January and August 2007 by a team of renowned researchers: Dr. Keith Worsley MSc., PhD, FRSC and recipient of the
Gold Medal, Statistical Society of Canada, affiliated with McGill University of Montreal; Dr. Shahin Jaffer, MD, FRCPC Head, Department of Medicine, Delta
Hospital, University of British Columbia; and Dr. A. Shekhar Pandey, B.Sc.,
MD, FRCPC, ABIM, CBNC, Adult Invasive, Non-invasive, & Preventive
Cardiologist, Cambridge Cardiac Care Centre, Cambridge, Ontario.
    The economic model for the analysis was based on the 10-year risk for cardiovascular disease as estimated by the Framingham model. According to this model, an individual's 10-year risk for a cardiovascular event is a function of age, gender, systolic blood pressure, TC, HDL-C, smoking status and presence of left ventricular hypertrophy as detected by an electrocardiogram.
The model is based on a logistic regression analysis derived on a cohort of over 5,000 patients that have been followed for 40 years or more.
    The Framingham model has been shown to be a valid predictor of cardiovascular risk. Therefore, changes in the Framingham-derived risk estimates are considered to represent the change in the individual patient cardiovascular risk that are sensitive to change induced by preventive interventions. The logistic regression parameters are used to estimate the patient's 10-year risk for having a cardiovascular event.

    The results of the study demonstrate the following:

    <<
    a. Patients treated with NKO had significantly reduced risk for cardiovascular events over the next 10 years, by 52%.
    b. Patients treated with NKO had a significantly higher chance (-52.3%)
       to prevent cardiovascular events over the next 10 years when compared to those treated with Fish Oil (-8.9%) or the statin resistant patients treated with low dose statin (83.6%) (P (less than) 0.001).
    c. NKO monotherapy as well as NKO co-administered with a low dose statin was significantly more cost-effective than all other interventions studied for all types of cardiovascular events aggregated.
    d. From a cost-benefit perspective NKO remains the most favorable treatment alternative for angina, congestive heart failure, stroke, myocardial infarction, Percutaneous Transluminal Coronary Angioplasty
       (PTCA), fatal myocardial infarction and coronary artery bypass graft surgery (CABG); NKO has a negative cost-benefit indicating that the cost of acquisition is less than the benefits derived from the intervention.
    e. With respect to death and cardiac arrests that are rare events, the cost-benefit ratio is positive indicating the acquisition cost is higher than the benefits derived. However, NKO remained the least expensive alternative for these rare events.
    f. Under the 90 day and 10 year treatment assumption, NKO maintained a favorable cost-benefit profile with cost savings for angina, PTCA and
       CABG.
    >>

    The authors conclude that "The results of this analysis have shown that
NKO as monotherapy or given in combination with a statin is efficient and cost-effective in the management of dyslipidemia". In addition the authors concluded that "The results have important implications for the management of the growing population of patients with dyslipidemia, who require safe and effective treatment and who may not be responsive, nor tolerant, nor appropriate candidates for treatment with a statin alone".
    "Benefit, risk and economic assessments are now the pivotal points not only for government approval of medicine for treatment of diseases that require long-term care but are also considered important factors for the pharmaceutical industry decision makers before taking over the development of a new drug" stated Dr. Tina Sampalis M.D., Ph.D., Vice-President of R&D and
Business Development of Neptune. "I am extremely proud that we have now successfully completed this study that was an important achievement for the pharmaceutical development of NKO. With the results of this analysis we have now provided valuable evidence that NKO reduces cardiovascular risk while remaining cost effective and even cost minimizing over many years of use."

    About Neptune Technologies & Bioressources Inc.

    Neptune Technologies & Bioressources Inc. develops proprietary and potent health ingredients from underexploited marine biomasses, such as krill, with its patented extraction process (Neptune OceanExtract(TM)). Using its proprietary process, Neptune Technologies & Bioressources Inc. is strategically positioning itself in the nutraceutical and pharmaceutical health and wellness market.
    The Company develops and markets new formulas and new products for specific applications in high growth markets such the nutraceutical, cosmeceutical, biopharmaceutical and nutrigenomics markets, the next wave in nutritional research. Through strategic alliances and partnerships, as well as through clinical studies, the Company continues to demonstrate the immense beneficial effects of these products.

    The TSX.V has not reviewed and does not accept responsibility for the adequacy and accuracy of this news release.

    Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the
Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from the historical results, from any future results expressed, or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects,"
"intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports and registration statements filed with the Securities and Exchange Commission.
    %SEDAR: 00015144E          %CIK: 0001401395

    /For further information: US Contact: John Tsemberides, ROI Group LLC,
(212) 495-0743, john(at)roiny.com; Canada Contact: Grant Howard, The Howard
Group, Toll free: (888) 221-0915, infor(at)howardgroupinc.com,
www.howardgroupinc.com; Company Contact: Andr Godin, V.P Administration and
Finance, Neptune Technologies & Bioressources Inc.,
a.godin(at)neptunebiotech.com, www.neptunebiotech.com; SOURCE: Neptune
Technologies & Bioressources Inc./
    (NTB.)

CO:  NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

CNW 12:33e 02-AUG-07